

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 9, 2016

Via E-mail
Michael Mo
Chief Executive Officer
KT High-Tech Marketing Inc.
14440 Big Basin Way, #12
Saratoga, California 95070

> **Re:** **KT High-Tech Marketing Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 30, 2016**
> **File No. 333-212272**

Dear Mr. Mo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2016 letter.

Description of Securities, page 14

Common Stock, page 14

1. Please revise to make clear the amount of shares of common stock being offered by the company and the amount of shares of common stock being offered by the selling security holders.

Selling Shareholders, page 26

2. We note your response to comment four of our letter dated July 14, 2016. Please revise this section to disclose any position, office, or other material relationship that any selling security

holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

3.  It does not appear that Mr. Michael Mo is selling any shares in this offering.  Please remove him from the selling shareholders table.

Exhibits, page 57

Exhibit 5.1, page 57

4.  We note your response to comment 8 of our letter dated July 14, 2016.  We also note that your opinion references 11,600,000 shares of common stock and your registration statement is only registering 3,000,000 shares offered by the company and 800,000 shares offered by the selling security holders.  Please provide an opinion that addresses the legality of the shares of common stock offered by the company and the selling security holders.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction